UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Plainview Beef Co, LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> January 12, 2024

Physical address of issuer
12501 S. Florence , Jenks, OK 74037

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	602,273.66	0
Cash & Cash Equivalents	327,428.37	0
Accounts Receivable	0	0
Short-term Debt	0	0
Long-term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	(304,633.92)	0


April 7, 2025

FORM C-AR

Plainview Beef Co, LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Plainview Beef Co, LLC , a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at plainviewbeef.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 7, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Plainview Beef Co, LLC (the "Company") is a Delaware Limited Liability Company, formed on January 12, 2024.

The Company is located at 12501 S. Florence , Jenks, OK 74037.

The Company's website is plainviewbeef.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company plans to earn revenue using time tested techniques of raising and feeding cattle in combination with new and innovative high-speed feed growing technology. With this technology, the Company will grow a sprouted grass feedstock that will be incorporated into our cattle feeding processes to produce a verifiability healthier beef product.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

Our business model currently focuses on building a premium beef brand and commencing operations that can feed our cattle with freshly grown sprouts to the optimum weight needed to achieve the desired taste and health benefits for our consumers. This focus may not produce the desired results that could be otherwise achieved by using other methods of feeding cattle, and/or exploiting other sales channels and/or by pursuing other business plans. While we intend to generate revenue and profits in the future, we cannot assure you when or if we will be able to do so.

We may experience difficulty in raising adequate capital through this offering and by attempting to obtain a line of credit.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research, development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was formed under the laws of Delaware on January 12, 2024. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our current operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will need to increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our feed centers which will directly effect the number of cattle we can raise and market to our end consumers, and subsequently may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience in (i) ranching, (ii) science related to maximizing the benefits of our cattle feed and cattle feeding process and who can development new methods, (iii) business roles that translate to our industry, (iv) sales and marketing of our beef products, and (v) other key roles .

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We may face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our beef products is highly competitive.

The Company intends to offer healthier, better-tasting beef products. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved beef products and thus may be better equipped than us to develop and commercialize their beef product lines. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our beef products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide the feed stock for our cattle operations, which is the major source of differentiation from our competition.

We depend on these feed service providers to meet our cattle nutrition related demands and help them gain the adequate weight needed to produce our beef products. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon feed supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate feed production for our cattle, do not provide feed quantity and quality enough to meet the cattle's nutritional requirements helping them perform to our expectations. Our feed suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular green sprouted cattle feed.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

We rely on single or a limited number of service providers and outsourcing vendors for a number of key functions, including marketing, purchasing cattle, transporting cattle, providing ranching services to raise the cattle, processing the cattle, packaging, storing and shipping the beef products to customer and more. We do so because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to perform the critical services described above. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services, such as monitoring the production of premium grade feed and monitoring our cattle feeding process.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, and/or a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of health focused beef products, our business depends on developing and maintaining close and productive relationships with our vendors, particularly with regard to the acquisition of cattle, the development of our cattle and the acquisition of premium grade cattle feed.

We depend on our vendors to sell us quality products at favorable prices particularly with regard to the purchase of cattle and premium grade cattle feed. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality products at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products.

Quality management plays an essential role in determining and meeting customer requirements, preventing sub-standard or unhealthy products and improving the Company's products and services.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source cattle and other feedstocks from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our cattle, we may be subject to faulty, spoiled or tainted cattle and feedstock inputs, which would negatively affect our end beef products to our consumers. This could decrease customer demand for our products. In addition, if there are serious illness or injury due to our beef products, there can be no assurance that the insurance coverage we maintain is sufficient or

will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

In general, demand for our beef products and beef delivery services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

We will receive and store individually identifiable data associated with our customers, vendors and potential investors. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and privacy laws, and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations relating to purchasing and the delivery of our beef products depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our investors and customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We have a need to store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally

identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy as it enables us to attract customers, create profiles for customers, and provide user friendly order processes and payments. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the products we provide to customers, and damage our reputation, and cause a loss of confidence in our products, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we will have to devote significant resources to data processing and security. The expenses associated with protecting such sensitive information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters.

Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Specifically, extreme temperatures, extreme droughts, excessive precipitation, and other weather events in areas caused by climate change where our cattle are located, or where our cattle feed is grown could have a material adverse effect on our results of operations, financial condition, and liquidity.

Livestock loss condition associated with adverse weather, disease resulting from adverse weather, and predation by federally protected species.

Some adverse weather events include hurricanes, floods, blizzards, wildfires, extreme heat or cold, tornados, and an array of other weather events which unexpectedly occur. We cannot be compensated for above-average mortality levels in our herd of cattle if there is not a loss condition to accompany it.

For example, extremely low temperatures and increased moisture compromise the immunological robustness of animals and create more favorable conditions for pathogens. This adverse weather event results in ideal growing conditions for larkspur, which is extremely toxic to cattle. During this loss period, larkspur would be growing more abundantly, and therefore, increased consumption by livestock would result in increased mortality rates. These conditions increase the mortality rate beyond what is attributable to just the extreme cold.

In addition, drought can cause significant damage to pastures and native rangeland. As a result, cattle and other grazing livestock inventories may be intentionally reduced to avoid overgrazing on that land, or abnormal hay supplementation may occur.

We may become subject to legislation, regulation and litigation regarding climate change, and compliance with any new rules could be difficult and costly.

Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

Cattle are a significant source of GHG, most notably methane, which is a destructive GHG. We believe that our use of a premium grade cattle feed will reduce GHG emissions, but there are no guarantees of that at this point. It is possible that raising cattle could become regulated as a producer of GHG, which could have negative consequences on our operations, business prospects and Company. We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change. Specifically, there has been a growing trend where lawsuits are filed against companies which emit GHGs.

Raising cattle comes with the risk of disease and must be managed properly and promptly.

The most common causes of alarm for beef cattle are Bovine Respiratory Disease, Bovine Viral Diarrhea, Pinkeye, Blackleg, Mastitis, Foot Rot, Calf Scour, Anthrax, Foot and Mouth, among others. With good management, many of the most common diseases can be effectively controlled, but diseases can have a significate impact on herd health and productivity. While the risk of substantial death loss due to disease remains low with typical industry averages for death loss are below 3%, catastrophic events are noted in modern times. A direct economic impact of clinical and subclinical livestock disease conditions is the loss of, or reduced efficiency of, production. Lost production would negatively impact the Company. The magnitude of the economic burden will depend on production conditions and market circumstances.

Many of the risks of raising cattle may not be covered by available risk abatement options, such as insurance, in a cost-effective manner.

There are numerous potential sources of risk abatement available in the cattle industry, and management of the Company, with the assistance of its industry expert advisers, is reviewing all credible alternatives. There are no assurance that risk abatement options, including insurance and governmental programs, are available to cover all risks. Further, risk abatement options may be available but may not be financially feasible. For these reasons, we can make no assurances that the risks of operating our business, many of which are discussed herein, can be hedged by risk abatement plans and programs.

The Company's success depends on the experience and skill of the board of directors, its executive officers, key employees and key advisers.

In particular, the Company is dependent on Gabriel Orr and Debra Sweeney who are Co-Managers, CEO and CMO of the Company, respectively. The Company has or intends to enter into employment agreements with Gabriel Orr, Debra Sweeney, and Brent Orr although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Gabriel Orr and Debra Sweeney or any member of the board of directors, executive officers or key advisers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Gabriel Orr, Brent Orr, and Debra Sweeney in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Gabriel Orr, Brent Orr, and Debra Sweeney die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's

supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. Other potential adverse consequences include disruptions in: cattle transportation, meat processing, storage, packaging and shipment, marketing and sales efforts, supply chain, etc. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We are dependent on third-party suppliers for cattle, key raw materials, packaging materials and cattle feeding inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the cattle, raw materials used to feed our cattle, including wheat, barley, hay, and other ingredients, and the procurement of our cattle from a number of domestic third-party suppliers. The demand for cattle in the United States is high due to huge reduction in cattle herds across the country. Certain U.S. cattle suppliers are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The cattle industry is facing shortages, and other beef cattle companies with greater financial resources than us have the ability to purchase large quantities of cattle beyond what we could. In addition, cattle, wheat, barley and hay are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of wheat or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the cattle, wheat, barley, and hay crops each year, and significant failure of these commodities would adversely affect our business.

The process of growing sprouts from wheat and barley requires a constant supply of fresh water.

Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. In addition, we source a substantial portion of our wheat and barley from Northern and Mid-Western regions of the USA. This region has faced drought conditions in the past, and any future droughts could materially and adversely affect our ability to source wheat and barley in the future.

Growth rates higher than planned or the introduction of new products could create higher demand for inputs greater than we can source.

Although we believe that there are alternative sources available for cattle and feedstock inputs, there can be no assurance that we would be able to acquire such from substitute sources on a timely or cost-effective basis in the event that our desired suppliers could not adequately fulfill contracts, which would adversely affect our business and results of operations.

We source certain packaging materials, such as boxes, containers, bags, dry ice, labels, and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Our beef cattle business uses 3rd party processing plants to package and age the beef we produce.

We compete with large producers and other cattle producers for such business, which may be in limited supply. If we are unable to achieve cattle volumes on feed it could affect our ability to achieve commercially reasonable prices for processing and packaging, which could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

We are heavily dependent on our ability to distribute directly to our consumers.

In the United States, where substantially all of our beef will be sold, we must build our consumer demand from scratch. We currently have a limited network of relationships and our sustained growth will require us to build and maintain a much larger pool of relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to build and maintain a distribution network for our beef products and/or secure additional distribution contracts on terms favorable to us, or at all.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for beef can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation or failure to meet reasonable contractual requirments) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beef supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, when we have enter into contractual relationships with potential distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beef distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our beef cattle operations in the event that we change our business model for outsourcing managing the cattle, for harvesting the cattle and for shipping beef products.

Federal, state and local laws and regulations govern the production and distribution of beef, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. If we change our business model, then we may have to obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Trade Bureau, the Food and Drug Administration, state regulatory

agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Noncompliance with such laws and regulations may cause the Trade Bureau or any particular state or jurisdiction to revoke its permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

We may experience a shortage of seed, hay, or cattle necessary to distribute beef.

We can only distribute our beef through dependence on third parties. If beef demand increases, we may experience a shortage of available inputs needed to fill sales orders. If we cannot meet our cattle requirements through purchases, we may be required to delay some of our beef shipments. Such delays could have an adverse impact on sales and relationships with customers and potential wholesalers.

The beef cattle business is somewhat seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.

Inability to secure beef-packers for our products could impair our operations and substantially reduce our financial results.

We rely on third parties, called beef packers in our industry to process our products. We currently have three parties interested in packing our beef. These packers will only inter into an agreement with us should we be able to produce the volume of cattle necessary to enter into such an agreement. Such agreements will take a number of calendar days prior to initiation to secure and once the initial term ends a subsequent extension period will need to be negotiated. Our dependence on beef packers puts us at substantial risk in our operations. If we are unable to build these relationships on an ongoing basis, we may be unable to establish such relationships on favorable terms, if at all.

The inability to attract or the loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We will seek to expand distribution of our products by entering into strategic arrangements with restaurants or other direct store delivery distributors that have established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beef products. In many cases, such products compete directly with our products. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our beef products and branding.

Our business depends on acceptance by both our end consumers as well as any independent distributors of our brands as beef brands that have the potential to provide incremental sales growth. We believe that the success of our product brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brand to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive food products;

• changes in consumer preferences among beef products;

• changes in consumer eating and snacking habits, including trends away from eating meat or certain related categories and/or products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding cattle, beef products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting raising, labeling, marketing or health of our products;

• new science or research that produces superior competitive products and/or that allows competitive products to be materially less expensive;

new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of beef products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely, in part, on our third-party providers to maintain the quality of our products; these providers include the provider of our sprouts, the companies harvesting the cattle, butchering the meat, storing the beef, packaging the beef and shipping the beef products.

The failure or inability of these parties to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Each third-party

will be required to maintain the quality of our products and to comply with our product specifications and requirements under their certification. Each third party may also be required to comply with all federal, state and local laws with respect to food safety. However, our third-parties may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. It could also create food safety issues, especially on the storage, packaging and shipment of beef products. We would have these same issues with any new service providers, and they may be exacerbated due to the newness of the relationship. The failure of any provider to produce end products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.

We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, such as wheat, barley, hay, and cattle. In addition, we purchase and use significant quantities of film, paper, plastic sheeting, boxes, containers and corrugate to package our products. In recent periods, the prices of wheat, barley, hay and cattle have been priced above their respective averages and we could realize some negative effects from these high prices in the form of increased cost of goods sold and resulting lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of cattle.

Our ability to ensure a continuing supply of our cattle at competitive prices depends on many factors beyond our control, such as the number and size of farms that raise cattle, presence of feed, changes in national and world economic conditions and our ability to forecast our cattle requirements. The cattle that we procure are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower yields and reductions in quality, will reduce the available supply of our core business. If cattle supplies are reduced or there is greater demand for cattle, we may not be able to obtain a sufficient supply on favorable terms, or at all, which could impact our ability to supply beef products to our end markets.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales and inventory of beef products.

We plan to rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer customers may diminish, which could diminish the value of our business.

We intend to establish and offer an attractive brand for our customers because our products will be high quality. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics customers may decrease their orders of our products and downgrade the placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

The Common Units will not be freely tradable until one year from the initial purchase date and will be subject to transfer restrictions thereafter. Although the Common Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common Units. Because the Common Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common Units may also adversely affect the price that you might be able to

obtain for the Common Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The company is Managed by Designated Co-Managers but vacancies in a Manager Position will be filled by vote of a majority of the voting Common Units of the Company; A majority of the Company is owned by a small number of owners; The Board of Directors, the Co-Managers, and the officers of the Company are responsible for the conduct of the business of the Company and Investors have no input and very limited rights.

Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Managers, officers and directors of the Company could use their positions to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.

Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes

If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability

The Company's Limited Liability Company Operating Agreement provides that the Managers and the Company's officers, directors, agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Manager to be taken in good

faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Manager than would be available if these provisions were not contained in the Company's Limited Liability Company Operating Agreement.

Purchasers Will Not Participate in Management

Our Board of Directors has full responsibility for managing our Company. Our Managers and officers will have the authority to operate the Company in the ordinary course of business. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances when there is a vacancy in the Manager position and as allowed under Delaware law. Please consult the Limited Liability Company Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company plans to earn revenue using time tested techniques of raising and feeding cattle in combination with new and innovative high-speed feed growing technology. With this technology, the Company will grow a sprouted grass feedstock that will be incorporated into our cattle feeding processes to produce a verifiability healthier beef product.

Co-Issuer

Legal Name: Plainview Beef 2024 CF SPV LLC

Type of Business:

Formed:

Address: 12501 S Florence

Optional Address:

Country: DE

City: Jenks

State: OK

Zipcode: 74037

Phone Number:

Contact: Gabriel Orr

Website: plainviewbeef.com

Business Plan

The Company is committed to bringing the best experience to its customers through its innovative cattle feeding process. The Company will leverage its unique plan to use revolutionary sprout growing technology to feed freshly harvested sprouts to our cattle each day. The use of controlled environment agriculture will allow us to reduce the water consumption needed to grow the sprouts, vs traditional farming practices by approximately 90%, while maintaining computer control of all inputs, allowing us to provide our investors / customers with complete and full disclosure of everything that goes into our growing process. We believe that by using our technology advancements in reducing water consumption in agriculture and using freshly harvested sprouts as feed will allow our cattle to continue on the growth curve and naturally develop the needed muscle marbling to produce superior tenderness, taste, and nutritional content in each cut of our beef. We hope to develop beef that will rival and exceed the characteristics that our future customers, subscribers & investors have come to expect from their favorite steak house or restaurant. We believe that by changing the feeding process, we can achieve these results. It is our intention to provide our customers, subscribers and investors with a PLAINVIEW of all that goes into our cattle. This means a PLAINVIEW of cattle genetics, conditions of how the calves were raised and fed, assuring no steroids or hormones, no antibiotics, and no grain. Then we will provide detailed disclosure of how our sprouts are raised with no GMO seed, no chemical additives, such as fertilizers, pesticides or fungicides. We believe use of the term "organic" has become a means of justifying higher prices with little idea of what the word "organic" really means. For this reason, we do not intend to adhere to industry norms such as the term "organic" to describe our beef, we'll just focus on keeping everything in PLAINVIEW by providing full disclosure. We plan to market our beef primarily direct to our investors, subscribers and customers and then look to wholesale markets to clean up inventory and manage the flow. We promote a culture of quality and integrity in all aspects of our business, including the exceptional team we'll be working with and all that goes into this process from calves to your plate. We invite all stakeholders to share in this culture with us. This commitment fosters lasting relationships with our investors who will also be our customers.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gabriel Orr

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Manager, Member of the Board of Directors and CEO, Jan. 2024 – Present.

Principal occupation responsibilities during at least the last three (3) years with start and ending dates

PlainView Beef Co LLC, Co-Manager, Member of the Board of Directors and CEO, Jan. 2024 – Present. Responsibilities: Serving as CEO Name of Entity: Precision Capital Ventures, LLC Principal Business of Entity: Creating and developing private equity, venture capital and other investment opportunities and raising funds to execute such opportunities. Title: Managing Member Dates of Service: 2021 - 2024 Responsibilities: Manage venture development firm which evaluates and works toward securing various investment opportunities. Name of Entity: Cool Blue Capital, LLC Principal Business of Entity: Creating and developing private equity, venture capital and other investment opportunities and raising funds to execute such opportunities. Title: Consultant Dates of Service: 2020 - 2022; Responsibilities: Assist in securing Philippine market approval of an American company's patented technology. Name of Entity: Cornerstone Energy Development, Inc. Principal Business of Entity: Development, management and exit of wind energy projects Title: Managing Director Dates of Service: 2011-2018; Consultant, 2018-2022 Responsibilities: Developed and assisted in handover of $220 million wind energy project in Philippines.

Education

Oral Roberts University; Masters in Business Administration and Finance, 2006. Oral Roberts University, Bachelor of Science in Finance, 2003.

Name

Debra Sweeney

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Manager, Member of the Board of Directors and CMO, Dates of Service: Jan. 2024 – Present.

Principal occupation responsibilities during at least the last three (3) years with start and ending dates

PlainView Beef Co. LLC, Co-Manager, Member of the Board of Directors and CMO, Dates of Service: Jan. 2024 – Present. Responsibilities: Serving as CMO Employer: Rosie's Farm Properties Principal Business of Entity: To own and develop controlled environment agriculture for both animal and human consumption. Title: CEO Responsibilities: Handled the majority of administration functions, while securing future possibilities through networking, grants, and future minded endeavors. Dates of Service: 2021- Present Employer: Self Principal Business of Entity: Worked with APEX insurance Derrick Lopez to offer Life Insurance and Medicare Policies to our clients. Title: Insurance Agent (Health and Life); Responsibilities: Focused on providing insurance for the senior market including both final expense and medicare. Dates of Service: 2016-Present

Education

UCLA; Certificate of Early Childhood Education Teaching and Certificate of Early Childhood Education Administration Pacific Oaks College; B ABLE program Nevada Real Estate Course Insurance Course for Life and Health Insurance AHIP Medicare education classes

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gabriel Orr

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Manager, Member of the Board of Directors and CEO, Jan. 2024 – Present.

Principal occupation responsibilities during at least the last three (3) years with start and ending dates

PlainView Beef Co LLC, Co-Manager, Member of the Board of Directors and CEO, Jan. 2024 – Present. Responsibilities: Serving as CEO Name of Entity: Precision Capital Ventures, LLC Principal Business of Entity: Creating and developing private equity, venture capital and other investment opportunities and raising funds to execute such opportunities. Title: Managing Member Dates of Service: 2021 - 2024 Responsibilities: Manage venture development firm which evaluates and works toward securing various investment opportunities. Name of Entity: Cool Blue Capital, LLC Principal Business of Entity: Creating and developing private equity, venture capital and other investment opportunities and raising funds to execute such opportunities. Title: Consultant Dates of Service: 2020 - 2022; Responsibilities: Assist in securing Philippine market approval of an American company's patented technology. Name of Entity: Cornerstone Energy Development, Inc. Principal Business of Entity: Development, management and exit of wind energy projects Title: Managing Director Dates of Service: 2011-2018; Consultant, 2018-2022 Responsibilities: Developed and assisted in handover of $220 million wind energy project in Philippines.

Education

Oral Roberts University; Masters in Business Administration and Finance, 2006. Oral Roberts University, Bachelor of Science in Finance, 2003.

Name

Debra Sweeney

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Manager, Member of the Board of Directors and CMO, Dates of Service: Jan. 2024 – Present.

Principal occupation responsibilities during at least the last three (3) years with start and ending dates

PlainView Beef Co. LLC, Co-Manager, Member of the Board of Directors and CMO, Dates of Service: Jan. 2024 – Present. Responsibilities: Serving as CMO Employer: Rosie's Farm Properties Principal Business of Entity: To own and develop controlled environment agriculture for both animal and human consumption. Title: CEO Responsibilities: Handled the majority of administration functions, while securing future possibilities through networking, grants, and future minded endeavors. Dates of Service: 2021- Present Employer: Self Principal Business of Entity: Worked with APEX insurance Derrick Lopez to offer Life Insurance and Medicare Policies to our clients. Title: Insurance Agent (Health and Life); Responsibilities: Focused on providing insurance for the senior market including both final expense and medicare. Dates of Service: 2016-Present

Education

UCLA; Certificate of Early Childhood Education Teaching and Certificate of Early Childhood Education Administration Pacific Oaks College; B ABLE program Nevada Real Estate Course Insurance Course for Life and Health Insurance AHIP Medicare education classes

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	16,816,350.1
Voting Rights	One vote per Voting Unit owned, but voting rights are extremely limited
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These Units are from the same class as the Units being offered in this offering. The Board of Directors of the Company may authorize issuance of more securities, which may have preferential rights and also be dilutive of the Common Units.
Other Material Terms or information.	

Type of security	
Amount outstanding	TBD
Voting Rights	One vote per Voting Unit.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	1,816,350.1	$1,318,250.00	Intermediary fees, campaign startup expenses, attorney fees, accountant fees, equipment purchases, cattle purchase costs, cattle feed costs, harvesting costs, cattle transport costs, beef storage, compensation, insurance, miscellaneous, working capital reserve, general working capital	May 9, 2024	Regulation CF

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Gabriel Orr	24.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was formed in January 2024 and began operations in July of 2024.

PLAINVIEW BEEF CO installed sprout growing equipment in October of 2024 and immediately thereafter begin feeding cattle. We took delivery of 118 head of cattle on November 2nd of 2024 and will be feeding these animals for approximately 160 days to finish the cattle and prepare for harvest. If we're able to achieve our projected timeline, this would allow us to deliver our first cycle of cattle approximately 10 - 12 months after securing sufficient capital to begin operations. It is our goal to raise additional capital allowing us to scale our sprout growing capabilites together with our cattle herd. We would like to feed and harvest approximately 240 head of cattle by the end of 2025. We also have anticipated being able to significately increase the number of cattle on feed during the 2026 year of operations and expect the project to be profitable by 2027 and beyond. We projected to raise $5 million through the Regulation CF capital raise. We broke escrow and begin operations in July of 2024. The intial capital raised allowed us to install the first line of equipment to grow sprouts and then as additional capital was raised, we will purchased a total of 123 head, as well as all of the equipment required to grow enough sprouts to harvest and feed these cattle each day. We anticipate a continued growth trajectory until we reach the number of cattle on feed required to consume the volume of sprouts that we're able to grow and harvest daily through 5 lines of sprout growing equipment. We project the company to be consistently profitable once the Company reaches 12 lines of sprout growing equipment, and for profitability to increase beyond that point.

Liquidity and Capital Resources

On May 9, 2024 the Company conducted an offering pursuant to Regulation CF and raised $1,318,250.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities

were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Gabriel Orr
(Signature)

Gabriel Orr
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Plainview Beef Co LLC
Balance Sheet
As of December 31, 2024

	Dec 31, 24	Dec 31, 23	$ Change
ASSETS			
Current Assets			
Checking/Savings			
CK - FFB 6324	24,792.55	0.00	24,792.55
Total Checking/Savings	24,792.55	0.00	24,792.55
Other Current Assets			
Escrow - Investors	0.00	0.00	0.00
Investment - Charles Schwab	302,635.82	0.00	302,635.82
Livestock	274,845.29	0.00	274,845.29
Total Other Current Assets	577,481.11	0.00	577,481.11
Total Current Assets	602,273.66	0.00	602,273.66
Fixed Assets			
Accumulated Depreciation	-9,817.00	0.00	-9,817.00
Depreciable Assets			
Equipment	145,054.29	0.00	145,054.29
GPS Collars	52,962.49	0.00	52,962.49
Growing Center	114,692.63	0.00	114,692.63
Pens	46,700.54	0.00	46,700.54
Solar Components	12,375.00	0.00	12,375.00
Vehicles	24,050.00	0.00	24,050.00
Total Depreciable Assets	395,834.95	0.00	395,834.95
Total Fixed Assets	386,017.95	0.00	386,017.95
Other Assets			
SPV	52,500.00	0.00	52,500.00
Total Other Assets	52,500.00	0.00	52,500.00
TOTAL ASSETS	1,040,791.61	0.00	1,040,791.61
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
CC - CAP 5284	2,015.53	0.00	2,015.53
Total Credit Cards	2,015.53	0.00	2,015.53
Total Current Liabilities	2,015.53	0.00	2,015.53
Total Liabilities	2,015.53	0.00	2,015.53
Equity			
Capital Accounts			
Capital Acct. - Gabe Orr	-645.00	0.00	-645.00
Capital Acct. - Brent Orr	-622.00	0.00	-622.00
Capital Acct. - CZB Development	-156.00	0.00	-156.00
Capital Acct. - Debra Sweeney	-156.00	0.00	-156.00
Capital Acct. - J.R. Isch	226,022.08	0.00	226,022.08
Capital Acct. - Boyd Orr	23,915.00	0.00	23,915.00
Capital Acct. - Allen Ventures	350.00	0.00	350.00
Capital Acct. - William Kent	115,120.00	0.00	115,120.00
Capital Acct. - Cool Blue Capit	-24.00	0.00	-24.00
Capital Acct. - Eric German	77,288.00	0.00	77,288.00
Capital Acct. - Herbert Hanson	77,288.00	0.00	77,288.00
Capital Acct. - David Mudd	77,288.00	0.00	77,288.00
Capital Acct. - Matthew Gross	58,575.00	0.00	58,575.00
Capital Acct. - Greg Finkle	47,345.00	0.00	47,345.00
Capital Acct. - Gaylen Campbell	39,455.00	0.00	39,455.00
Capital Acct. - Ben Gardner	39,455.00	0.00	39,455.00
Capital Acct. - Amanda Thomas	39,455.00	0.00	39,455.00
Capital Acct. - John Willard	39,455.00	0.00	39,455.00
Capital Acct. - Chad Shaddox	40,267.00	0.00	40,267.00

Plainview Beef Co LLC
Balance Sheet
As of December 31, 2024

	Dec 31, 24	Dec 31, 23	$ Change
Capital Acct. - John Fawcett	23,997.00	0.00	23,997.00
Capital Acct. - Lawrence Stange	20,065.00	0.00	20,065.00
Capital Acct. - Robert Shannon	20,065.00	0.00	20,065.00
Capital Acct. - Kyle Williams	20,065.00	0.00	20,065.00
Capital Acct. - Chad Larson	-4.00	0.00	-4.00
Capital Acct. - Phil Boan	16,074.00	0.00	16,074.00
Capital Acct. - Nick Bright	3,531.00	0.00	3,531.00
Capital Acct. - Paul Lawson	3,531.00	0.00	3,531.00
Capital Acct. - Steve Andrew	3,229.00	0.00	3,229.00
Capital Acct. - John Houston	2,062.00	0.00	2,062.00
Capital Acct. - Dan Beery	-2.00	0.00	-2.00
Capital Acct. - Dara Easterday	-2.00	0.00	-2.00
Capital Acct. - Heather Easterd	-2.00	0.00	-2.00
Capital Acct. - Kyla Easterday	-2.00	0.00	-2.00
Capital Acct. - Aaron Orr	-2.00	0.00	-2.00
Capital Acct. - Joel Orr	-2.00	0.00	-2.00
Capital Acct. - Luke Orr	-2.00	0.00	-2.00
Capital Acct. - Jim Williams	-2.00	0.00	-2.00
Capital Acct. - Jayson Haynes	6,040.00	0.00	6,040.00
Capital Acct. - Good Day Contra	7,456.00	0.00	7,456.00
Capital Acct. - 4G Capital, LLC	4,027.00	0.00	4,027.00
Capital Acct. - Darrin Golliher	4,027.00	0.00	4,027.00
Capital Acct. - Darren Thrasher	3,825.00	0.00	3,825.00
Capital Acct. - Susan Thomason	1,208.00	0.00	1,208.00
Capital Acct. - Douglas Kennedy	-81.00	0.00	-81.00
Total Capital Accounts	1,038,776.08	0.00	1,038,776.08
Retained Earnings	304,633.92	0.00	304,633.92
Net Income	-304,633.92	0.00	-304,633.92
Total Equity	1,038,776.08	0.00	1,038,776.08
TOTAL LIABILITIES & EQUITY	1,040,791.61	0.00	1,040,791.61

Plainview Beef Co LLC
Profit & Loss
January through December 2024

	Jan - Dec 24	Jan - Dec 23
Ordinary Income/Expense		
Income		
Other Income	4,881.76	0.00
Total Income	4,881.76	0.00
Expense		
Contract Labor	9,643.39	0.00
Depreciation Expense	9,817.00	0.00
Employee Benefits	10,000.00	0.00
Feed Expense	27,880.45	0.00
Freight & Trucking	6,837.00	0.00
Gasoline, Fuel and Oil	3,716.33	0.00
Insurance Expense	3,347.65	0.00
Payroll Expenses	15,625.00	0.00
Rent Expense	6,772.59	0.00
Repairs and Maintenance	252.87	0.00
Supplies	22,192.58	0.00
Utilities	1,240.43	0.00
Advertising Expense	44,814.70	0.00
Bank Service Charges	320.00	0.00
Consulting	19,500.00	0.00
Licenses & Fees	7,215.56	0.00
Meals	2,632.35	0.00
Office Supplies	438.75	0.00
Payroll Taxes & Fees	1,490.45	0.00
Professional Fees	13,678.67	0.00
Subscriptions	7,493.77	0.00
Training Expense	927.00	0.00
Travel Expense	13,872.53	0.00
Total Expense	229,709.07	0.00
Net Ordinary Income	-224,827.31	0.00
Other Income/Expense		
Other Income		
Dividends	11,913.12	0.00
Interest Income	912.62	0.00
Total Other Income	12,825.74	0.00
Other Expense		
Guaranteed Payment	90,000.00	0.00
50% Non-Deductible Meals	2,632.35	0.00
Total Other Expense	92,632.35	0.00
Net Other Income	-79,806.61	0.00
Net Income	-304,633.92	0.00

Plainview Beef Co LLC
Balance Sheet
As of December 31, 2024

	Dec 31, 24	Dec 31, 23	$ Change
ASSETS			
Current Assets			
Checking/Savings			
CK - FFB 6324	24,792.55	0.00	24,792.55
Total Checking/Savings	24,792.55	0.00	24,792.55
Other Current Assets			
Escrow - Investors	0.00	0.00	0.00
Investment - Charles Schwab	302,635.82	0.00	302,635.82
Livestock	274,845.29	0.00	274,845.29
Total Other Current Assets	577,481.11	0.00	577,481.11
Total Current Assets	602,273.66	0.00	602,273.66
Fixed Assets			
Accumulated Depreciation	-9,817.00	0.00	-9,817.00
Depreciable Assets			
Equipment	145,054.29	0.00	145,054.29
GPS Collars	52,962.49	0.00	52,962.49
Growing Center	114,692.63	0.00	114,692.63
Pens	46,700.54	0.00	46,700.54
Solar Components	12,375.00	0.00	12,375.00
Vehicles	24,050.00	0.00	24,050.00
Total Depreciable Assets	395,834.95	0.00	395,834.95
Total Fixed Assets	386,017.95	0.00	386,017.95
Other Assets			
SPV	52,500.00	0.00	52,500.00
Total Other Assets	52,500.00	0.00	52,500.00
TOTAL ASSETS	**1,040,791.61**	**0.00**	**1,040,791.61**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
CC - CAP 5284	2,015.53	0.00	2,015.53
Total Credit Cards	2,015.53	0.00	2,015.53
Total Current Liabilities	2,015.53	0.00	2,015.53
Total Liabilities	2,015.53	0.00	2,015.53
Equity			
Capital Accounts			
Capital Acct. - Gabe Orr	-645.00	0.00	-645.00
Capital Acct. - Brent Orr	-622.00	0.00	-622.00
Capital Acct. - CZB Development	-156.00	0.00	-156.00
Capital Acct. - Debra Sweeney	-156.00	0.00	-156.00
Capital Acct. - J.R. Isch	226,022.08	0.00	226,022.08
Capital Acct. - Boyd Orr	23,915.00	0.00	23,915.00
Capital Acct. - Allen Ventures	350.00	0.00	350.00
Capital Acct. - William Kent	115,120.00	0.00	115,120.00
Capital Acct. - Cool Blue Capit	-24.00	0.00	-24.00
Capital Acct. - Eric German	77,288.00	0.00	77,288.00
Capital Acct. - Herbert Hanson	77,288.00	0.00	77,288.00
Capital Acct. - David Mudd	77,288.00	0.00	77,288.00
Capital Acct. - Matthew Gross	58,575.00	0.00	58,575.00
Capital Acct. - Greg Finkle	47,345.00	0.00	47,345.00
Capital Acct. - Gaylen Campbell	39,455.00	0.00	39,455.00
Capital Acct. - Ben Gardner	39,455.00	0.00	39,455.00
Capital Acct. - Amanda Thomas	39,455.00	0.00	39,455.00
Capital Acct. - John Willard	39,455.00	0.00	39,455.00
Capital Acct. - Chad Shaddox	40,267.00	0.00	40,267.00

Plainview Beef Co LLC
Balance Sheet
As of December 31, 2024

	Dec 31, 24	Dec 31, 23	$ Change
Capital Acct. - John Fawcett	23,997.00	0.00	23,997.00
Capital Acct. - Lawrence Stange	20,065.00	0.00	20,065.00
Capital Acct. - Robert Shannon	20,065.00	0.00	20,065.00
Capital Acct. - Kyle Williams	20,065.00	0.00	20,065.00
Capital Acct. - Chad Larson	-4.00	0.00	-4.00
Capital Acct. - Phil Boan	16,074.00	0.00	16,074.00
Capital Acct. - Nick Bright	3,531.00	0.00	3,531.00
Capital Acct. - Paul Lawson	3,531.00	0.00	3,531.00
Capital Acct. - Steve Andrew	3,229.00	0.00	3,229.00
Capital Acct. - John Houston	2,062.00	0.00	2,062.00
Capital Acct. - Dan Beery	-2.00	0.00	-2.00
Capital Acct. - Dara Easterday	-2.00	0.00	-2.00
Capital Acct. - Heather Easterd	-2.00	0.00	-2.00
Capital Acct. - Kyla Easterday	-2.00	0.00	-2.00
Capital Acct. - Aaron Orr	-2.00	0.00	-2.00
Capital Acct. - Joel Orr	-2.00	0.00	-2.00
Capital Acct. - Luke Orr	-2.00	0.00	-2.00
Capital Acct. - Jim Williams	-2.00	0.00	-2.00
Capital Acct. - Jayson Haynes	6,040.00	0.00	6,040.00
Capital Acct. - Good Day Contra	7,456.00	0.00	7,456.00
Capital Acct. - 4G Capital, LLC	4,027.00	0.00	4,027.00
Capital Acct. - Darrin Golliher	4,027.00	0.00	4,027.00
Capital Acct. - Darren Thrasher	3,825.00	0.00	3,825.00
Capital Acct. - Susan Thomason	1,208.00	0.00	1,208.00
Capital Acct. - Douglas Kennedy	-81.00	0.00	-81.00
Total Capital Accounts	1,038,776.08	0.00	1,038,776.08
Retained Earnings	304,633.92	0.00	304,633.92
Net Income	-304,633.92	0.00	-304,633.92
Total Equity	1,038,776.08	0.00	1,038,776.08
TOTAL LIABILITIES & EQUITY	**1,040,791.61**	**0.00**	**1,040,791.61**

Plainview Beef Co LLC
Profit & Loss
January through December 2024

	Jan - Dec 24	Jan - Dec 23
Ordinary Income/Expense		
Income		
Other Income	4,881.76	0.00
Total Income	4,881.76	0.00
Expense		
Contract Labor	9,643.39	0.00
Depreciation Expense	9,817.00	0.00
Employee Benefits	10,000.00	0.00
Feed Expense	27,880.45	0.00
Freight & Trucking	6,837.00	0.00
Gasoline, Fuel and Oil	3,716.33	0.00
Insurance Expense	3,347.65	0.00
Payroll Expenses	15,625.00	0.00
Rent Expense	6,772.59	0.00
Repairs and Maintenance	252.87	0.00
Supplies	22,192.58	0.00
Utilities	1,240.43	0.00
Advertising Expense	44,814.70	0.00
Bank Service Charges	320.00	0.00
Consulting	19,500.00	0.00
Licenses & Fees	7,215.56	0.00
Meals	2,632.35	0.00
Office Supplies	438.75	0.00
Payroll Taxes & Fees	1,490.45	0.00
Professional Fees	13,678.67	0.00
Subscriptions	7,493.77	0.00
Training Expense	927.00	0.00
Travel Expense	13,872.53	0.00
Total Expense	229,709.07	0.00
Net Ordinary Income	-224,827.31	0.00
Other Income/Expense		
Other Income		
Dividends	11,913.12	0.00
Interest Income	912.62	0.00
Total Other Income	12,825.74	0.00
Other Expense		
Guaranteed Payment	90,000.00	0.00
50% Non-Deductible Meals	2,632.35	0.00
Total Other Expense	92,632.35	0.00
Net Other Income	-79,806.61	0.00
Net Income	**-304,633.92**	**0.00**